UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42410

BrilliA Inc

220 Orchard Road

Unit 05-01, Midpoint Orchard

Singapore 238852

+65 6235 3388

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	BrilliA Inc. Announces FY2025 Financial Results and Strategic Growth Outlook

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BrilliA Inc

Date: July 22, 2025	By:	/s/ Kendrew Hartanto
		Name:	Kendrew Hartanto
		Title:	Chief Financial Officer

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